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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

FIRST FINANCIAL SERVICE CORPORATION
(Exact name of registrant as specified in its charter)

Kentucky	61-1168311
(State of incorporation organization)	(I.R.S. Employer Identification No.)
2323 Ring Road Elizabethtown, Kentucky	42701
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to purchase Preferred Stock
(Title of class)

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED.

        On April 15, 2003, the Board of Directors of First Financial Service Corporation, formerly First Federal Financial Corporation of Kentucky (the "Company"), declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's common stock ("Common Stock") to shareholders of record at the close of business on May 9, 2003 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one-hundredth of a share (a "Unit") of 2003A Junior Participating Preferred Stock (the "Participating Preferred") at a purchase price of $90.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of April 15, 2003 (the "Rights Agreement") between the Company and Illinois Stock Transfer Company, as Rights Agent, which is an exhibit hereto.

        Initially, the Rights attach to all the Common Stock certificates representing shares then outstanding, and no separate certificates representing the Rights will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of:

  (i)
  10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Common Stock (the "Stock Acquisition Date"); or

  (ii)
  10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of the Common Stock.

In addition to the Rights dividend on shares outstanding on the Record Date, the Rights Agreement provides for the automatic issuance of a Right with respect to each share of the Common Stock issued after the Record Date but before the earlier of the Distribution Date or the date on which the Rights expire.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 9, 2013, unless earlier redeemed by the Company as described below. Until a Right becomes exercisable and is actually exercised (as described in succeeding paragraphs), the holder thereof, as such, will have no voting, dividend or other rights as a shareholder of the Company.

        Following any Stock Acquisition Date, (i) each holder of a Right other than an Acquiring Person (or certain related parties) will have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right, and (ii) all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

        For example, at the exercise price of $90 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Stock Acquisition Date would entitle its holder to purchase $180 worth of Common Stock based on the current market price (as defined in the Agreement) of the Common Stock for $90. Assuming that the current market price of Common Stock were then $30 per share, the holder of each valid Right would be entitled to purchase 6 shares of Common Stock for $90.

        If, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger with a subsidiary of the Company in a transaction that does not substantially diminish the interests of the holders of Rights), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

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        The Company may redeem all (but no fewer than all) of the Rights at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). The decision to redeem requires the concurrence of a majority of the Continuing Directors. The term "Continuing Director" means any member of the Board of Directors who was also a member of the Board before the date an Acquiring Person became such, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but does not include any Acquiring Person or an affiliate or associate of an Acquiring Person or any representative of the foregoing entities.

        Each outstanding share of Company Common Stock as of May 9, 2003 received one Right. As long as the Rights are attached to the Company Common Stock, the Company will issue one Right for each share of Company Common Stock issued between May 9, 2003 and any Distribution Date. As of August 24, 2004, no shares of any series of the Company's preferred stock were issued and outstanding. A total of 100,000 shares of Participating Preferred have been reserved for issuance upon exercise of the Rights, subject to adjustment.

        The Rights Agreement, which sets forth the terms and conditions of the Rights, is an exhibit hereto and is incorporated herein by reference. See Item 2 below. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2.    EXHIBITS.

        The following exhibits are attached to and filed as a part of this registration statement:

  1.
  Form of Rights Certificate (attached as Exhibit B to Rights Agreement) is incorporated by reference to Exhibits 4 and 10 to the Company's Form 8-K filed April 17, 2003.

  2.
  Rights Agreement, dated April 15, 2003, between First Federal Financial Corporation of Kentucky and Illinois Stock Transfer Company, is incorporated by reference to Exhibits 4 and 10 to the Company's Form 8-K filed April 17, 2003.

  3.
  Amended and Restated Articles of Incorporation of First Financial Service Corporation are incorporated by reference to Exhibit 3 to the Company's Form 10-Q filed August 9, 2004.

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SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST FINANCIAL SERVICE CORPORATION
Date: August 27, 2004
	By:	/s/ B. KEITH JOHNSON B. Keith Johnson President and Chief Executive Officer

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  Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.
  ITEM 2. EXHIBITS.
SIGNATURES